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                   CHESAPEAKE BIOLOGICAL LABORATORIES, INC.
                            CAMDEN INDUSTRIAL PARK
                            1111 SOUTH PACA STREET
                         BALTIMORE, MARYLAND 21230-2591



November 17, 2000


Dear Stockholder:


     I am pleased to inform you that Chesapeake Biological Laboratories entered into a merger agreement with AC Acquisition Subsidiary, Inc. and Cangene Corporation providing for the commencement of a tender offer to purchase all outstanding shares of Chesapeake Biological Laboratories' (a) class A common stock for $4.60 per share in cash, (b) series A-1 preferred stock for $4.60 per share in cash, multiplied by the number of shares of common stock into which the preferred stock is then convertible and (c) warrants to purchase common stock for $4.60 per share, in cash, multiplied by the number of shares of common stock for which the warrants are then exercisable, net of the exercise price, by AC Acquisition Subsidiary, Inc., a Maryland corporation and a wholly-owned subsidiary of Cangene Corporation, a Canadian corporation. The tender offer will only close if, among other things, a minimum of a majority of Chesapeake Biological Laboratories' shares are tendered and not withdrawn (treating the Series A-1 convertible preferred stock as converted), we receive required regulatory approvals and the loan commitment to Corporation by The Bank of Novia Scotia has not been withdrawn. If Cangene Corporation completes the tender offer, Chesapeake Biological Laboratories will merge with AC Acquisition Subsidiary and each share of Chesapeake Biological Laboratories, class A common stock not purchased in the tender offer will be converted into the right to receive $4.60 in cash.


     THE CHESAPEAKE BIOLOGICAL LABORATORIES BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE CANGENE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE CHESAPEAKE BIOLOGICAL LABORATORIES STOCKHOLDERS AND RECOMMENDS YOU ACCEPT THE OFFER AND TENDER YOUR SHARES OF CHESAPEAKE BIOLOGICAL LABORATORIES CLASS A COMMON STOCK.


     In arriving at its recommendation, the board of directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of Chesapeake Biological Laboratories' financial advisor, Arnhold and S. Bleichroeder, Inc., that, as of the date of the opinion, the $4.60 offered for each share of Chesapeake Biological Laboratories common stock is fair to the Chesapeake Biological Laboratories stockholders from a financial point of view. A copy of the Arnhold and S. Bleichroeder opinion is attached as Annex A.


     Enclosed are AC Acquisition Subsidiary's Offer to Purchase on Schedule TO, dated November 17, 2000 and the related Letter of Transmittal. These documents describe the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for the Chesapeake Biological Laboratories board of directors' conclusions and contains other information relating to the tender offer. Please consider this information carefully.


                                        /s/ Thomas P. Rice
                                        -------------------------------
                                        Thomas P. Rice
                                        President and Chief Executive Officer